Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 24, 2014

Relating to Preliminary Prospectus dated June 13, 2014

Registration No. 333-196097

Amphastar Pharmaceuticals, Inc.

Update and Supplement to Preliminary Prospectus

Dated June 13, 2014

This free writing prospectus relates to the initial public offering of common stock of Amphastar Pharmaceuticals, Inc. and should be read together with the preliminary prospectus dated June 13, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-196097), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 13, 2014 (as so amended, the “Registration Statement”), before deciding to invest in the common stock offered thereby. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus. References to “Amphastar,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The filed copy of the Preliminary Prospectus may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1297184/000104746914005558/a2220476zs-1a.htm

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below.

8,000,000 shares

Amphastar Pharmaceuticals, Inc.

Common Stock, par value $0.0001 per share

Issuer:	Amphastar Pharmaceuticals, Inc.

Common stock offered by us:	4,640,000 shares

Common stock offered by the selling stockholder:	3,360,000 shares

Total common stock offered:	8,000,000 shares

Underwriters’ over-allotment option:	1,200,000 shares

Common stock to be outstanding after this offering:	43,405,940 shares (assuming no exercise of the underwriters’ over-allotment option)

Initial public offering price:	$7.00 per share

Underwriting discount:	$0.49 per share

Gross proceeds to the issuer before underwriting discount and expenses:	Approximately $32.5 million (or $40.9 million if the underwriters’ over-allotment option is exercised in full).

Net proceeds to the issuer after underwriting discount and expenses:	Approximately $26.6 million (or $34.4 million if the underwriters’ over-allotment option is exercised in full).

Use of proceeds:

We intend to use the net proceeds from this offering for product development, working capital and other general corporate purposes. We may also use a portion of the net proceeds for potential acquisitions of technologies, assets, products or businesses that expand or complement our current business; however, we currently do not have any agreements or commitments relating to any potential acquisitions for which we would use any of the net proceeds. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholder.

Ticker/Exchange for common stock:	AMPH/The NASDAQ Global Select Market

Pricing date:	June 24, 2014

Closing date:	June 30, 2014

Underwriters:	Jefferies LLC, BMO Capital Markets Corp., Piper Jaffray & Co. and Needham & Company, LLC

CUSIP:	03209R 103

Changes to Information in the Preliminary Prospectus

The following changes are made to the information set forth in the Preliminary Prospectus and will be reflected in the final prospectus for the offering.

Update to “Prospectus Summary—Summary Consolidated Financial Data”

The “Pro Forma as Adjusted” column in the second table on page 8 of the Preliminary Prospectus under the heading “Prospectus Summary—Summary Consolidated Financial Data” is hereby revised as follows:

•      The entry for “Cash, cash equivalents, restricted cash and short-term investments” is revised from “90,771” to “80,058”

•      The entry for “Working capital” is revised from “141,788” to “131,075”

•      The entry for “Total assets” is revised from “382,420” to “371,707”

•      The entry for “Total stockholders’ equity” is revised from “288,853” to “278,140”

•      Footnote 1 is hereby revised and replaced in its entirety with: “Reflects, on a pro forma as adjusted basis, the sale of 4,640,000 shares of common stock by us in this offering at the initial public offering price of $7.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.”

Update to “Risk Factors”

The first and third sentences of the risk factor “If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution” on page 46 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

•      First sentence: “If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $1.51 per share, because the initial public offering price of $7.00 is substantially higher than the pro forma net tangible book value per share of our outstanding common stock.”

•      Third sentence: “Investors who purchase shares in this offering will contribute approximately 14.61% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 10.68% of our outstanding shares.”

The second sentence of the risk factor “Future sales of our common stock may cause our stock price to decline” on page 46 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

“Based upon shares outstanding as of May 30, 2014, after this offering, assuming no exercise of the underwriters’ over-allotment option, approximately 43,435,940 shares of common stock will be outstanding.”

The second sentence of the risk factor “Jack Y. Zhang and Mary Z. Luo, each of whom serves as a director and an executive officer, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval” on page 47 of the Preliminary Prospectus is hereby revised and replaced in its entirety with:

“Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will own approximately 26.82% of the outstanding shares of our common stock after this offering, assuming no exercise of the underwriters’ over-allotment option, based on the number of shares outstanding as of May 30, 2014 and after giving effect to the sale of shares by the selling stockholder in connection with this offering.”

Update to “Use of Proceeds”

The first sentence on page 54 of the Preliminary Prospectus under the heading “Use of Proceeds” is hereby revised and replaced in its entirety with:

“We estimate that the net proceeds from our sale of 4,640,000 shares of common stock in this offering will be approximately $26.6 million (or $34.4 million if the underwriters exercise their over-allotment option in full), based upon the initial public offering price of $7.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.”

Paragraph 2 is deleted in its entirety.

Update to “Capitalization”

The “Pro Forma as Adjusted” column in the second table on page 56 of the Preliminary Prospectus under the heading “Capitalization” is hereby revised as follows:

•      The entry for “Cash, cash equivalents, restricted cash and short-term investments” is revised from “90,771” to “80,058”

•      The number “42,765,940” in the “Stockholders’ equity” row label is revised to “43,405,940”

•      The entry for “Additional paid-in capital” is revised from “216,659” to “205,946”

•      The entry for “Total stockholders’ equity” is revised from “288,853” to “278,140”

•      The entry for “Total capitalization” is revised from “330,353” to “319,640”

•      Footnote 1 is deleted in its entirety.

Update to “Dilution”

The disclosure set forth on pages 57 and 58 of the Preliminary Prospectus under the heading “Dilution” is hereby replaced in its entirety with the disclosure set forth below:

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering.

Investors participating in this offering will incur immediate and substantial dilution. Our net tangible book value as of March 31, 2014 was $211.9 million, or $5.46 per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding.

After giving effect to our sale in this offering of 4,640,000 shares of our common stock, at the initial public offering price of $7.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $238.5 million, or $5.49 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $0.03 per share to our existing stockholders before this offering and an immediate dilution of $1.51 per share to new investors purchasing shares in this offering.

The following table illustrates this dilution:

Initial public offering price per share		$7.00
Net tangible book value per common share as of March 31, 2014	$5.46
Increase per share attributable to new investors	0.03
Pro forma net tangible book value per share after this offering		5.49

Dilution per share to new investors		$1.51

The following table shows on a pro forma as adjusted basis, as of March 31, 2014, after giving effect to this offering on the initial public offering price of $7.00 per share, the difference between existing stockholders and new investors with respect to the total number of shares of common stock purchased from us, the total consideration paid to us for these shares, and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
Existing stockholders	38,765,940	89.3%	$155,192,140	82.7%	$4.00
New investors	4,640,000	10.7	32,480,000	17.3	7.00

Total	43,405,940	100.0%	$187,672,140	100.0%	$4.32

There will be further dilution to new investors with respect to the shares issued pursuant to stock options or delivered pursuant to DSUs.

As of March 31, 2014, the aggregate intrinsic value of in-the-money vested options was $0.1 million and the aggregate value of our vested and unvested DSUs was $0.02 million and $2.8 million, respectively, based on a fair value for our common stock of $7.00 per share, which is the initial public offering price set forth on the cover page of this prospectus. As of March 31, 2014, we had $14.4 million and $5.2 million of unrecognized share-based compensation expense, net of estimated forfeitures, related to stock options and DSUs, respectively, that we expect will be recognized over a weighted-average period of 2.6 years and 3.7 years, respectively.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own 86.9% and our new investors would own 13.1% of the total number of shares of our common stock upon the completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be increased to 5,840,000 shares or 13.1% of the total number of shares of common stock expected to be outstanding after this offering.

The number of shares of our common stock to be outstanding after this offering is based on a total of 38,765,940 shares of our common stock outstanding as of March 31, 2014, and excludes:

•      11,745,577 shares of common stock issuable upon exercise of options outstanding as of March 31, 2014, with a weighted-average exercise price of $15.40 per share;

•      406,255 shares of common stock issuable upon delivery of DSUs outstanding as of March 31, 2014; and

•      2,139,587 shares of common stock reserved for future grant under our stock incentive plans as of March 31, 2014.

Update to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Common Stock Valuation”

The last sentence on page 75 of the Preliminary Prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Common Stock Valuation” is hereby revised and replaced in its entirety with:

“As of March 31, 2014, the aggregate intrinsic value of in-the-money vested options was $0.1 million and the aggregate value of our vested and unvested DSUs was $0.02 million and $2.8 million, respectively, based on a fair value for our common stock of $7.00 per share, which is the initial public offering price set forth on the cover page of this prospectus.”

Update to “Principal and Selling Stockholders”

The third sentence on page 138 of the Preliminary Prospectus under the heading “Principal and Selling Stockholders” is hereby revised and replaced in its entirety with:

“The percentage of beneficial ownership after this offering shown in the table is based on 43,435,940 shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ over-allotment option.”

The following entries in the table shown on page 138 under the heading “Principal and Selling Stockholders” are hereby revised as follows:

•      For “Applied Physics & Chemistry Laboratories, Inc.,” the “Percentage” column under the heading “Beneficial Ownership After the Offering” is changed from “17.83%” to “17.57%”

•      For “Jack Y. Zhang,” the “Percentage” column under the heading “Beneficial Ownership After the Offering” is changed from “24.73%” to “24.38%”

•      For “Mary Z. Luo,” the “Percentage” column under the heading “Beneficial Ownership After the Offering” is changed from “24.73%” to “24.38%”

•      For “All directors and executive officers as a group (12 persons),” the “Percentage” column under the heading “Beneficial Ownership After the Offering” is changed from “27.20%” to “26.82%”

Update to “Shares Eligible for Future Sale”

The third sentence on page 146 of the Preliminary Prospectus under the heading “Shares Eligible for Future Sale” is hereby revised and replaced in its entirety with:

“Upon the completion of this offering, we will have a total of 43,435,940 shares of common stock outstanding based upon 38,795,940 shares outstanding as of May 30, 2014, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options prior to completion of this offering.”

The first bullet on page 146 of the Preliminary Prospectus under the heading “Shares Eligible for Future Sale — Rule 144” is hereby revised such that “427,359” is replaced with “434,359”.

Update to “Underwriting”

The first table on page 152 of the Preliminary Prospectus under the heading “Underwriting” is hereby revised as follows:

•      The entry for “Total” under the column “Number of Shares” is changed from “7,360,000” to “8,000,000”

The second sentence on page 153 of the Preliminary Prospectus under the heading “Underwriting—Option to Purchase Additional Shares” is hereby revised and replaced in its entirety with:

“We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,200,000 additional shares at the public offering price, less the underwriting discount.”

Recent Developments

On or about June 23, 2014, Teva Pharmaceuticals Industries Ltd., or Teva, received approval from the FDA of its ANDA for its generic enoxaparin product.  Once Teva’s generic enoxaparin product is commercialized, it may have an adverse effect on our market share, revenue and gross profit from our enoxaparin product.

Amphastar has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Amphastar has filed with the SEC for more complete information about Amphastar and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from: Jefferies LLC, telephone: (877) 547-6340, e-mail: Prospectus_Department@Jefferies.com; BMO Capital Markets Corp., telephone: (800) 414-3627, email: bmoprospectus@bmo.com; or Piper Jaffray & Co., telephone: (800) 747-3924, email: prospectus@pjc.com.

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